October 17, 2016

Cecilia D. Blye, Chief

Office of Global Security Risk

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re:                             Commented Letter dated September 30, 2016

Fibria Celulose S.A.

Form 20-F for the Fiscal Year Ended December 31, 2015

Filed February 24, 2016

File No. 1-15018

Dear Ms. Blye:

We acknowledge receipt of the letter from the Staff of the Securities and Exchange Commission dated September 30, 2016 regarding the Annual Report on Form 20-F of Fibria Celulose S.A. (the “Company”) for the fiscal year ended December 31, 2015.

We are responding below to the comments contained in such letter.  For convenience of reference we have reproduced the original questions in bold below, followed by the answer.

General

1.                          In your letter to us dated January 13, 2014, you described contacts with Syria.  Your joint venture partner Stora Enso’s website lists contact information for Syria and Sudan.  We also are aware of news reports that BNDES conducts activities in Sudan.  Syria and Sudan are designated by the U.S. Department of State as state sponsors of terrorism and are subject to U.S. economic sanctions and export controls.  Please describe to us the nature and extent of your past, current, and anticipated contacts with Syria since your 2014 letter, and with Sudan, whether through subsidiaries, distributors, resellers, affiliates, joint venture partners or other direct or indirect arrangements.  You should describe any products or services you have provided to Syria and Sudan, directly or indirectly, and any agreements, commercial arrangements, or other contacts with the governments of those countries or entities they control.

Since the date of our response letter of January 13, 2014, we have had no commercial arrangements, and have provided no services or products directly or indirectly, whether through subsidiaries, distributors, resellers, affiliates, joint ventures or other direct or indirect arrangements, with either Syria or Sudan, the governments of those countries or entities known to us to be controlled by them, or any other entities in those countries, and during that period we did not plan to do so.  Furthermore, we do not currently anticipate having any such arrangements with Syria or Sudan, or providing any services or products to those countries.

As we advised in our previous correspondence concerning these matters, pursuant to the terms of our agreement with Stora Enso in respect of our joint venture company Veracel S.A., each party is responsible for marketing its own share of the Veracel production. No portion of the production marketed by the Company was sold, directly or indirectly, to end users in Syria or Sudan. BNDES is a Brazilian national development bank directly and fully controlled by the Brazilian Federal Government and, therefore, we have no basis to control or to verify activities that it may undertake in relation to either Syria or Sudan.

2.                          Please discuss the materiality of any contacts with Syria and Sudan you describe in response to the comment above, and whether those contacts constitute a material investment risk for your security holders.  You should address materiality in quantitative terms, including the approximate dollar amounts of any associated revenues, assets, and liabilities for the last three fiscal years and the subsequent interim period.  Also, address materiality in terms of qualitative factors that a reasonable investor would deem important in making an investment decision, including the potential impact of corporate activities upon a company’s reputation and share value.  As you know, various state and municipal governments, universities, and other investors have proposed or adopted divestment or similar initiatives regarding investment in companies that do business with U.S.-designated state sponsors of terrorism.  You should address the potential impact of the investor sentiment evidenced by such actions directed toward companies that have operations associated with Syria and Sudan.

Not applicable.  Please see the response to the preceding question.

We hereby acknowledge that:

•                  the Company is responsible for the adequacy and accuracy of the disclosure in the filings;

•                  Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•                  the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please contact the undersigned at +55 11 2138 4565 or ir@fibria.com.br if you have any questions about this response letter.

Very truly yours,

Fibria Celulose S.A.

By	/s/ Guilherme Perboyre Cavalcanti
Name: Guilherme Perboyre Cavalcanti
Title: Chief Financial Officer

cc:                                Roger Schwall

Assistant Director

Jennifer Hardy

Special Counsel